Exhibit 99.1

For Immediate Release	October 13, 2022

The Valens Company Reports Third Quarter Fiscal 2022 Financial Results

Cash flow from operations improved by $12.2 million quarter-over-quarter, exceeding previous guidance

Continued to realize the benefits of Integration Initiatives, with adjusted gross margin(1) expanding to 24.9% of net revenue in Q3 2022 compared to 17.2% of net revenue in Q2 2022 and SG&A declining 28.6% in Q3 2022 from Q2 2022

Provincial sales rebounded strongly in Q3 2022 with net sales increasing 22.8% to a record $11.3 million from $9.2 million in Q2 2022

Top 10 licensed producer in Canada, with a 3.4% market share for the month of August 2022(3)

Entered into an arrangement agreement to be acquired by SNDL, creating a leading vertically integrated entity with the highest pro forma cannabis revenue in Canada

Kelowna, B.C., October 13, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company”, “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its third quarter fiscal year 2022 financial results for the period ended August 31, 2022.

“Our third quarter results clearly show that we are executing on the most important initiative in this environment which is cash flow. We are continuing to realize the benefits of our previously announced Integration Initiatives, with a significant decrease in our cash burn, which not only exceeded our previously stated guidance range but was down approximately 62% quarter-over-quarter, despite lower net revenues,” said Tyler Robson, Chief Executive Officer of The Valens Company.

“Valens delivered strong growth in provincial sales, our largest revenue segment. We believe that we could have achieved even higher growth, but our momentum was muted by the cybersecurity attacks on the Ontario Cannabis Store and the labour strike impacting the British Columbia market. We continue to see strong sell-through of our brands at retail, especially our vape product offerings, which saw significant market expansion in the third quarter. During the quarter, we also experienced a decrease in revenue at Green Roads as we worked through stock-outs, online execution challenges and management and corporate structure changes that we believe will lower costs, increase efficiency, and better position the business for future growth,” Robson said.

“Most importantly, we saw adjusted gross profit margin improve quarter-over-quarter to 24.9% compared to 17.2% in Q2 2022, as we continued to see the benefits of our previously announced Integration Initiatives flow through the income statement,” Robson continued. “During the quarter Valens entered into an arrangement agreement to be acquired by SNDL to create a leading vertically integrated cannabis platform in Canada. With the current market economic headwinds, we believe the pro forma company will be well positioned to capture market share while also providing our investors with exposure to one of the strongest balance sheets in the industry. Moreover, the pro forma entity will be the largest revenue generating cannabis company in Canada with a near term opportunity to become one of the most profitable cannabis companies in Canada.” Robson added.

Third Quarter Fiscal 2022 Highlights:

●	Cash flow from operations for Q3 2022 was $(7.6) million, a significant $12.2 million or 61.7% improvement quarter-over-quarter, strongly beating previous guidance of $(9) million to $(12.5) million.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

1 | Page

●	Adjusted EBITDA(2) improved by $6.1 million quarter-over-quarter to $(9.8) million in Q3 2022 compared to $(15.9) million in Q2 2022.

●	Net revenue decreased 15.4% to $20.3 million in Q3 2022 from $24.0 million in Q2 2022, as double-digit growth in provincial sales was more than offset by declines in Green Roads and B2B bulk sales. Despite the decline in net revenue quarter-over-quarter, adjusted gross profit(1) increased by $0.9 million in Q3 2022 to $5.1 million from $4.1 million in Q2 2022.

o	Provincial sales increased 22.8% to $11.3 million in Q3 2022 from $9.2 million in Q2 2022. The increase was primarily driven by higher demand of our newly launched branded products across our brand portfolio.

o	Green Roads revenue decreased 22.8% to $4.4 million in Q3 2022 from $5.7 million in Q2 2022. The decrease was primarily driven by delays and stock-outs in major product categories, technical challenges resulting from updates initiated by one of our online service providers as well as senior management and other organizational changes associated with our previously announced Integration Initiatives. Furthermore, the Company has actioned process changes to minimize these disruptions going forward and the Company will continue to work with our suppliers to ensure Valens realizes the maximum demand opportunity for Green Roads products. Direct-to-consumer e-commerce sales contributed 54.5% in Q3 2022, a decline of 1.5% from Q2 2022.

o	B2B decreased 44.3% in Q3 2022 to $3.9 million from $7.0 million in Q2 2022. The decrease was primarily driven by lower demand in bulk sales.

o	International revenue and other revenue (including Valens Labs and Pommies Cider) declined in the quarter to $0.7 million as orders are lumpier.

The following table of financial highlights is presented in Canadian dollars, except for percentages.

	Three months ended August 31, 2022 (in $MM) Q3 2022	Three months ended May 31, 2022 (in $MM) Q2 2022	Percentage Change Q2 2022 to Q3 2022
Net Revenue	$20.3	$24.0	-15.4%
Provincial Sales	$11.3	$9.2	22.8%
Green Roads	$4.4	$5.7	-22.8%
B2B	$3.9	$7.0	-44.3%
International/Other	$0.7	$2.1	-66.7%

Canadian Market Share(3)

Category	Rank as of August 2022	May 2022	August 2022	Basis Point Change
Overall	#9	2.8%	3.4%	+60bps
Flower	#9	3.0%	3.2%	+20bps
Pre-Rolls	#15	1.6%	1.9%	+30bps
Edibles	#11	2.8%	2.0%	-80bps
Vapes	#6	3.5%	6.5%	+300bps
Beverages	#4	10.4%	8.8%	-160bps

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

2 | Page

Financial Summary

●	Gross revenue of $28.7 million in Q3 2022, representing a decrease of 1.9% over Q2 2022

●	Net revenue of $20.3 million in Q3 2022, representing a decrease of 15.4% over Q2 2022

●	Adjusted gross profit(1) was $5.1 million, or 24.9% of net revenue in Q3 2022 compared to $4.1 million, or 17.2% of net revenue in Q2 2022.

o	The increase in adjusted gross profit was attributable to process-related efficiencies resulting from our previously announced Integration Initiatives as well as optimizing biomass and input sourcing and the commissioning of new automation equipment.

●	SG&A decreased 28.6% to $14.9 million, or 73% of net revenue in Q3 2022, compared to $20.9 million, or 87% of net revenue in Q2 2022.

o	The reduction in SG&A was due to a combination of savings driven by headcount realignment associated with the previously announced Integration Initiatives and general operating efficiencies across the organization.

●	Adjusted EBITDA(2) was $(9.8) million, in Q3 2022 compared to $(15.9) million in Q1 2022.

o	The improvement in adjusted EBITDA(2) was attributable to higher adjusted gross profit and lower SG&A.

●	Cash, restricted cash, and marketable securities of $32.2 million at the end of Q3 2022.

The following table of financial highlights is presented in thousands of Canadian dollars, except for percentages, per share figures and Canadian recreational market share.

	Three months ended August 31, 2022; Q3 2022	Three months ended May 31, 2022; Q2 2022
Gross Revenue	$28,722	$29,275
Net Revenue	$20,304	$23,999
Gross Profit	$1,777	$(10,749)
Gross Profit Margin	8.8%	N/A
Adjusted Gross Profit (1)	$5,051	$4,121
Adjusted Gross Profit Margin % (1)	24.9%	17.2%
Adjusted EBITDA (2)	$(9,763)	$(15,884)
Adjusted EBITDA % (2)	N/A	N/A
Net Income (Loss)	$(27,542)	$(160,807)
Basic/Diluted Income (Loss) Per Share	$(0.34)	$(2.13)
Cash, Restricted Cash, & Marketable Securities	$32,222	$26,143
Quarterly Canadian Recreational Market Share (3)	3.1%	3.2%

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

3 | Page

1.	Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments, depreciation expense impacting gross margin, and impacts of biological asset changes as required by IFRS. Adjusted gross profit is a non-GAAP ratio, which management believes provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory and non-cash items. See reconciliation of “Adjusted Gross Profit (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the quarter ended August 31, 2022. Note that in previous quarterly releases depreciation expense was not excluded in calculating adjusted gross profit.

2.	The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss for the period, as reported, adjusted for financing costs (net), recovery of income taxes, depreciation and amortization, share-based payments, fair value and realized biological assets changes, foreign exchange gains, inventory valuation allowance, remeasurement of contingent consideration, restructuring charges, gains and losses on disposal of capital assets, gains and losses on marketable securities and derivatives, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the three months ended August 31, 2022.

3.	Based on Hifyre data for Alberta, Ontario, British Columbia, and Saskatchewan.

Third Quarter Fiscal 2022 Corporate and Operational Update:

●	Valens enhanced its adult recreational market portfolio with the launch of Bon Jak, an exclusive cannabis brand in Quebec, designed to deliver unique, innovative, regionally focused products to consumers in Quebec.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

4 | Page

●	Valens secured an exclusive cannabis partnership with ColdHaus Distribution (“ColdHaus”), providing integrated logistics solutions for Valens-branded cannabis products across Ontario, Alberta, and British Columbia. Pursuant to the two-year partnership, ColdHaus in conjunction with Valens will be responsible for store level representation, brand advocacy, distribution route coverage and retail staff education to drive brand visibility and commercial retail presence.

o	Subsequent to the quarter, Coldhaus launched in Ontario and British Columbia in September 2022 and in Alberta in October 2022.

o	Valens is seeing increased reach and frequency to retail store fronts with more data to better service stores and consumers around the country.

●	Valens entered into an arrangement agreement to be acquired by SNDL, to create a leading vertically integrated cannabis platform.

o	Creates a leading vertically integrated entity in Canada: Through the combination of a diverse portfolio of brands, an extensive retail footprint, low-cost biomass sourcing, premium indoor cultivation, and low-cost manufacturing facilities, SNDL will become one of the largest adult-use cannabis manufacturers and retailers. With its retail insight and financial strength, SNDL will be able to adapt quickly to emerging consumer trends.

o	Enhances branded product offering with low-cost in-house manufacturing capabilities: By integrating Valens’ product suite into its portfolio, SNDL will increase its overall cannabis market share to 4.5% and its 2.0 product formats market share to 5.2%, becoming a top 10 player in both categories. As a result of Valens’ low-cost platform, SNDL will enhance its own product line while offering pricing flexibility to retail partners.

o	Increases optionality on biomass by pairing premium cultivation with low-cost procurement: Combining SNDL’s high-quality cannabis cultivation operations with Valens’ low-cost biomass procurement capabilities will enhance SNDL’s ability to offer a wide range of customized innovative products to meet its customers and consumers desires.

o	Synergies through cost rationalization and operational efficiencies: The combination of SNDL and Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenues from greater distribution of Valens products, it is estimated that the Transaction will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.

o	Valens shareholders to participate in and help create the future of SNDL: Valens shareholders are to receive SNDL common shares in an all-stock transaction. Beyond improved liquidity and better access to a large retail footprint, SNDL’s balance sheet strength provides a unique opportunity for Valens shareholders to participate in the creation of a leading vertically integrated Canadian cannabis company.

Outlook

In light of the proposed acquisition of the Company by SNDL, Valens is withdrawing all previously given financial guidance as such financial guidance is no longer appropriate under the circumstances.

This press release is intended to be read in conjunction with the Management’s Discussion and Analysis (“MD&A”) for the period and the accompanying Financial Statements and notes, available under the Company’s profile on SEDAR at www.sedar.com and the Company’s Form 6-K, which will be furnished on EDGAR (www.sec.gov/edgar.shtml).

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

5 | Page

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid-based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For media and investor relations, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the ability to regain compliance with the Nasdaq Listing Rules, and anticipated courses of action.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

6 | Page

The risks and uncertainties that may affect forward-looking statements include, among others, if and when the proposed plan of arrangement agreement transaction involving The Valens Company and SNDL Inc. will be completed, the inability to meet the Minimum Bid Requirement or comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares from Nasdaq, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

7 | Page